Bibb L. Strench

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-1600

June 21, 2016

James E. O’Connor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crow Point Global Dividend Plus Fund File Nos. 333-202079 and 811-23030

Dear Mr. O’Connor:

The registration statement on Form N-2 for the Crow Point Global Dividend Plus Fund (the “Fund”) was filed on February 13, 2015. On May 16, 2016, the Fund filed Pre-Effective Amendment No. 1 to its Form N-2. A letter dated May 18, 2016 discussed the changes made in Pre-Effective Amendment No. 1.

On June 21, 2016, the Fund filed Pre-Effective Amendment No. 2 to its Form N-2 that:

•	Adds a disclaimer regarding the liquidity of the Fund shares;
•	Adds the financial statements dated June 6, 2016 and the accompanying opinion from the Fund’s independent registered public accounting firm;
•	Clarifies the repurchase of shares process;
•	Updates various numbers in the Prospectus and Statement of Additional Information;
•	Adds various exhibits to the registration statement; and
•	Registers additional Fund shares.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/Bibb L. Strench

Bibb L. Strench